Exhibit 99.1

Sphere 3D Corp. Provides Bitcoin Production and Mining Updates for November 2022

  Production for the month totaled 10.28 Bitcoin

  Total Bitcoin holdings were 90.34 at month end

  Operations achieved 105.2 BTC/EH efficiency

TORONTO, Ontario, Canada, December 15, 2022 - Sphere 3D Corp. ("Sphere 3D" or the "Company") (Nasdaq: ANY), dedicated to becoming the leading carbon-neutral Bitcoin mining company operating at an industrial scale, provides results of its Bitcoin mining operation for the month ending November 30, 2022.

CEO Comments

"November was a month of significant achievements for Sphere 3D.  With the announced restructuring of our BitFuFu contract, we are anticipating the delivery and energization of thousands of new miners.  BitFuFu has shipped more than 11,000 miners to the U.S., which we expect to arrive in the coming weeks.  When energized, these machines will dramatically increase our production capacity.

"On a parallel path, we are working closely with the new operator of the Wolf Hollow site to energize our approximately 3,336 installed miners.  Delays in energization have been complicated by legal restrictions associated with Compute North's bankruptcy proceedings, but we expect a significant portion of these miners to be hashing in the coming days and are doing everything possible to accelerate their energization," said Patricia Trompeter, CEO of Sphere 3D.

"On a macro level, our focused strategy will ensure the Company is well situated to capitalize on our increased production capacity when the market recovers.  The coming month will be transformative as we secure our position in the starting blocks for 2023."

Compute North Update

As previously disclosed, the Company shipped 4,026 miners to Compute North before its bankruptcy filing.  About 3,336 miners from that order were installed at what was formerly known as Compute North's Wolf Hollow site.  Those miners are expected to be energized in the coming days.  The balance of the miners, approximately 690, remain at a Compute North storage facility awaiting a decision by the bankruptcy court or a communication from Compute North.  The Company is in constant contact with the new operator and continues to reach out to Compute North to gain access to our miners at their facility.

BitFuFu Miner Update

As a result of the restructured purchase agreement with BitFuFu, about 11,850 S19J Pro 104T miners are in transit to the U.S. from the supplier.  Delivery is expected in January, pending any holiday-related delays.  Given the financial and geographical issues plaguing the industry due to energy and cryptocurrency market volatility, we are exploring a diversified hosting strategy.

Bitcoin Production and Holdings Update

In November 2022, Sphere 3D produced 10.28 Bitcoin, or 0.34 per day.  Sphere 3D's mining fleet operated at 105.2 BTC/EH efficiency and averaged approximately 98 percent uptime during the month.  The equivalent approximate value of the Company's November 2022 production, based on a Bitcoin price of $17,142 on November 30, 2022, totaled $179,107.  Daily production volume was flat compared to October 2022.

Since the Company began its mining operations during the first quarter of 2022, it has produced 113.08 Bitcoin and held 90.34 Bitcoin on November 30, 2022.  Bitcoin held by the Company represents a fair market value of about $1.6 million based on the Bitcoin price of $17,420 on November 30, 2022.  As of November 30, 2022, the Company was operating approximately 1,000 S19j Pros miners delivering a production capacity of approximately 100 PH/s.

The Company continues to employ a HODL strategy for the majority of its holdings.  The Company used approximately 4.86 Bitcoin during the month to fund working capital.

Corporate Updates

On November 8, 2022, the Company announced an agreement with Hertford Advisors Ltd. to cancel 36,000, or 37.5%, of Sphere 3D Series H Preferred Shares without payment of any cash consideration.  The Series H Preferred Shares were issued to Hertford pursuant to a Purchase Agreement dated July 31, 2021, and are each convertible into 1,000 common shares.  Canceling the Shares significantly reduces the dilutive impact of the Series H Preferred Shares on holders of the Company's common shares.  Hertford retains 60,000 Series H Preferred Shares, which are non-voting and do not accrue dividends.

The conversion of the Series H Preferred Shares to common shares is subject to approval by Sphere 3D shareholders at the Company's upcoming Annual General Meeting (AGM) scheduled for December 20, 2022, subject to the terms and conditions contained in the Company's articles.  As part of the agreement, Hertford and other named persons agreed to certain customary voting and standstill provisions for a period ending 45 days following the Company's 2023 AGM.

In November, Sphere 3D moved to strengthen its Board of Directors further.  Susan Harnett, a veteran senior executive with tier-one financial companies, a FinTech expert advising and mentoring digital startups, and a champion for women leaders and women-led companies, joined the Company's Board of Directors as an independent director.

David Danziger, CPA, CA, will be nominated for election to a board seat at Sphere 3D's AGM.  Mr. Danziger brings 42 years of experience completing significant transactions and assisting with complex accounting matters and regulatory issues as an audit partner and compliance advisor to multiple public companies.  He has served on the board of directors of public companies in the traditional mining and fintech industries.

CEO Closing Remarks

"We continue to navigate industry upheavals, the depressed price of bitcoin, and the challenges impacting all crypto-mining firms.  Sphere 3D is fortunate to have no exposure to the bankruptcy of FTX Trading Ltd. or the companies associated with that bankruptcy," added Trompeter.

"The key to ensuring Sphere 3D's success over the coming months will be maintaining our conservative strategy combined with judicious growth, so we don't 'get out over our skis.'  The Company is now well-positioned to navigate and ultimately capitalize on the compressed crypto business cycle."

Annual General Meeting

Sphere 3D's Annual General Meeting is scheduled to be held virtually on December 20, 2022.  Meeting materials are available for review at docs.tsxtrust.com/2040 and under the Company's SEDAR and EDGAR profile at www.sedar.com and www.sec.gov, respectively.  On or about November 18, 2022, materials were sent to Shareholders of record on November 8, 2022.

About Sphere 3D

Sphere 3D Corp. (Nasdaq: ANY) is a net carbon-neutral cryptocurrency miner with decades of proven enterprise data-services expertise.  The Company is rapidly growing its industrial-scale mining operation through the capital-efficient procurement of next-generation mining equipment and partnering with best-in-class data center operators.  Sphere 3D is dedicated to growing shareholder value while honoring its commitment to strict environmental, social, and governance standards.  For more information about the Company, please visit Sphere3D.com.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction.  In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these words or other similar terms or expressions.  Expectations and beliefs regarding matters discussed herein may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected.  The forward-looking statements contained in this communication are also subject to other risks and uncertainties, including those more fully described in filings with the SEC, including Sphere 3D's reports filed on Form 20-F and Form 6-K and in other filings made by Sphere 3D with the SEC from time to time and available at www.sec.gov.  These forward-looking statements are based on current expectations, which are subject to change.

Sphere 3D Contacts

NMN Advisors

Sphere3d@nmnadvisors.com

Kurt Kalbfleisch, CFO, Sphere 3D

Investor.relations@sphere3d.com